IAI Investment Funds III, Inc.
                 Form N-SAR Report for the Period Ended 10/31/00
Item 77-I

Pursuant to the Agreement and Plan of Reorganization and Termination (the "Plan") between Investment Advisers, Inc. and Federated Investors, Inc. dated June16, 2000 and approved by the shareholders of IAI Investment Funds III, Inc. on September 8, 2000, Federated International Equity Fund acquired all of the assets of the IAI International Fund in exchange for the Federated International Equity Fund Class A shares to be distributed pro rata by the IAI International Fund to its shareholders in complete liquidation and dissolution of the IAI International Fund. As a result of this reorganization, each shareholder of the IAI International Fund became an owner of the Federated International Equity Fund Class A having a total net asset value equal to the total net asset value of such shareholder's holding in the IAI International Fund on September 15, 2000.